UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29258 / April 26, 2010

In the Matter of	:
	:
Medallion Financial Corp.	:
437 Madison Avenue	:
38th Floor	:
New York, NY 10022	:
	:
(812-13667)	:
	:

ORDER UNDER SECTIONS 6(c), 57(a)(4), AND 57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Medallion Financial Corp. (the "Company") filed an application on June 12, 2009, and
amendments to the application on August 27, 2009, and March 31, 2010, for an order under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections
23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and Rule 17d-1
under the Act authorizing certain joint transactions otherwise prohibited by section 57(a)(4) of
the Act. The order would permit the Company to issue shares of its restricted common stock as
part of the compensation packages for certain of its officers and employees.

On April 1, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29201). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that participation by the investment company in the proposed arrangement is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 23(a), 23(b) and 63 of the Act, requested by the Company (File No. 812-13667), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary